UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 13)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 13 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following text as a new paragraph immediately following the last paragraph under the heading “Litigation”:

On July 20, 2012, Roland David and Avigdor Moche, purported HGS stockholders, filed a putative class action complaint for injunctive and other relief against HGS, H. Thomas Watkins, Argeris N. Karabelas and GSK (the “Defendants”) in the United States District Court for the District of Delaware, captioned David, et al. v Human Genome Sciences, Inc., et al., C.A. No. 1:99-mc-09999. Plaintiffs purport to bring this action as a class action on behalf of themselves and other similarly situated HGS stockholders. The complaint alleges, among other things, that the Defendants are in violation of the Federal securities laws, specifically Sections 14(d) and 14(e) of the Exchange Act, by failing to give HGS’ stockholders a meaningful chance to review material information regarding the Revised Offer. The complaint seeks, among other things, an order enjoining Defendants from closing the Revised Offer, compensatory damages, and an award of attorneys’ fees and costs. Also on July 20, 2012, plaintiffs filed a motion for a temporary restraining order seeking to enjoin the July 27, 2012 expiration of the Revised Offer. Both the Company and GSK believe that the lawsuit is without merit and intend to defend the action vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:	/s/ James H. Davis
Name:	James H. Davis
Title:	Executive Vice President, General Counsel and Secretary

Dated: July 23, 2012